03013842

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 First Avenue
(No. and Street)

Columbus (City) GA (State) 31901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth E. Burns Vice President 706-649-2458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, NE, Suite 2000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/17/03

OATH OR AFFIRMATION

I, Patricia Whipple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. (a wholly owned subsidiary of Synovus Financial Corp.) as of December 31, 2002 and 2001, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2003

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents (note 7)	$	5,980,543	4,743,553
Investments (note 3)		13,100	13,100
Commissions receivable		132,973	98,342
Income tax refund receivable from Parent		766,334	351,247
Other receivables		134,233	43,561
Investments held in trust (note 6)		219,434	247,833
Furniture, fixtures, and equipment, net (note 4)		1,526,913	1,760,929
Goodwill, less accumulated amortization of $186,762 in 2002 and 2001		39,359	39,359
Deferred income taxes (note 5)		1,725,789	2,065,744
Prepaid compensation		1,163,734	1,461,503
Other assets		653,645	305,822
Total assets	$	12,356,057	11,130,993
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses (notes 6 and 7)	$	1,981,349	1,370,442
Total liabilities		1,981,349	1,370,442
Stockholder's equity (notes 2 and 7):			
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares		500	500
Additional paid-in capital		18,281,546	15,205,046
Accumulated deficit		(7,907,338)	(5,444,995)
Total stockholder's equity		10,374,708	9,760,551
Commitments and contingencies (notes 8 and 9)			
Total liabilities and stockholder's equity	$	12,356,057	11,130,993

See accompanying notes to financial statements.